BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of: __X__ **Schedule A**

____ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	Megastar Development Corp.
ISSUER'S ADDRESS:	Box 865, #5-9110 Glover Road, Fort Langley, B.C., V1M 2S2
ISSUER TELEPHONE NUMBER:	(604) 888-0786
CONTACT PERSON:	Peter Haladin
CONTACT'S POSITION:	Director
CONTACT TELEPHONE NUMBER:	(604) 888-0786
CONTACT EMAIL ADDRESS:	p.haladin@shawcable.com WEBSITE ADDRESS: N/A
FOR QUARTER ENDED:	May 31, 2003
DATE OF REPORT:	July 17, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Jerry A. Minni"	Jerry A. Minni	"03/07/28"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Peter Haladin"	Peter Haladin	"03/07/28"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)

82-2553



03029129



MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2003

CONSOLIDATED BALANCE SHEET

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

dlw 8/8

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED BALANCE SHEET

MAY 31, 2003

(UNAUDITED)

ASSETS

	May 31, 2003	May 31, 2002
CURRENT		
Cash	$ 19,934	$ 11,843
GST receivable	2,718	1,497
Due by related parties	6,500	-
	29,152	13,340
RESOURCE PROPERTIES (Note 3)	11,323	11,323
	$ 40,475	$ 24,663

LIABILITIES

	May 31, 2003	May 31, 2002
CURRENT		
Accounts payable and accrued liabilities	$ 36,276	$ 35,240
Due to related parties	-	62,063
	36,276	97,303

SHAREHOLDERS' EQUITY

	May 31, 2003	May 31, 2002
SHARE CAPITAL (Note 4)	4,984,081	4,874,081
SHARE SUBSCRIPTIONS	-	14,000
DEFICIT	(4,979,882)	(4,960,721)
	4,199	(72,640)
	$ 40,475	$ 24,663

APPROVED BY THE DIRECTORS:

"Jerry A. Minni"

"Peter Haladin"

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE THREE MONTH PERIOD ENDED MAY 31, 2003

(UNAUDITED)

	THREE MONTHS ENDED MAY 31,	
	2003	2002
EXPENSES		
Administration	$ -	$ 6,000
Bank charges	76	25
Exploration costs written off	161	-
Filing fee	1,480	2,321
Management fees	8,500	7,500
Office and miscellaneous	721	134
Professional fees	3,805	3,090
Promotion and travel	3,115	454
Shareholder information	-	2,440
Telephone	239	810
Transfer agent	1,064	1,159
NET LOSS FOR THE PERIOD	(19,161)	(23,933)
DEFICIT, BEGINNING OF PERIOD	(4,960,721)	(4,849,326)
DEFICIT, END OF PERIOD	$ (4,979,882)	$ (4,873,259)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MAY 31, 2003

(UNAUDITED)

	THREE MONTHS ENDED MAY 31	
	2003	2002
OPERATING ACTIVITIES		
Net loss for the period	$ (19,161)	$ (23,933)
Add item not involving cash:		
Write down of resource properties expenditure	161	-
Non-cash working capital items	(68,748)	6,144
	(87,748)	(17,789)
FINANCING ACTIVITIES		
Share subscriptions	(14,000)	-
Proceeds from shares issued	110,000	10,560
	96,000	10,560
INVESTING ACTIVITIES		
Resource properties expenditure	(161)	-
INCREASE (DECREASE) IN CASH	8,091	(7,229)
CASH, BEGINNING OF PERIOD	11,843	7,450
CASH, END OF PERIOD	$ 19,934	$ 221

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2003

(UNAUDITED – PREPARED BY MANAGEMENT)

1. NATURE OF OPERATIONS

The Company is a development stage public Company whose shares trade on the TSX Venture Exchange. The Company is in the process of exploring its mineral property and has not yet determined whether this property contains mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for the mineral property and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or sale thereof.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on the assumption that the Company is a going concern.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgment. The financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

a) Principles of Consolidation

These financial statements include the accounts of Megastar Development Corp. and its wholly-owned subsidiary 1055019 Ontario Limited, ("Ontario Co."). All intercompany transactions have been eliminated.

b) Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the balance sheet date exchange rate and non-monetary items are translated at the historical exchange rate. Revenue and expense items are translated at the exchange rates prevailing at the transaction date. Gains or losses arising from the transactions are included in operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

c) Resource Properties – continued

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The amounts shown as resource properties, which include deferred exploration costs, represent unamortized costs to date and do no necessarily reflect present or future values.

d) General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

e) Fair Market Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and amounts due to or by related parties approximate fair market value because of the short maturity of those instruments.

f) Loss per Share

Loss per share is not presented as this information is not considered meaningful at the Company's current stage of operations.

3. RESOURCE PROPERTIES

Otish Mountain Claim, Quebec	May 31, 2003	Feb 28, 2003
Acquisition costs	$ 10,000	$ 10,000
Deferred exploration costs	1,323	1,323
	$ 11,323	$ 11,323

3. RESOURCE PROPERTIES - continued

a) Simkar Property, Quebec, Canada

The Company's wholly owned subsidiary has a 100% interest in two mining concessions totaling 557 acres located in Louvicourt Township, Quebec. During the year ended February 28, 2001, management of the Company wrote down the property by $802,025 to its net recoverable value of $30,000. During the year ended February 28, 2002 management of the Company wrote down the property by $30,000 to an estimated value of Nil.

b) Otish Mountain Property, Quebec, Canada

During the year ended February 28, 2002, the Company acquired a 100% interest in 2,500 hectares in Otish Mountain region of Quebec from Quebec Ministry of National Resources for cash of $10,000.

4. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value.

b) Issued and Fully Paid

	Number of Shares	Amount
Balance, February 28, 2002	6,527,020	$ 4,830,885
Issued pursuant to exercise of stock options	414,351	43,196
Balance, February 28, 2003	6,941,371	4,874,081
Pursuant to private placement	800,000	96,000
Pursuant to stock options exercised	100,000	14,000
Balance, May 31, 2003	7,841,371	$ 4,984,081

4. SHARE CAPITAL - continued

c) Shares Held in Escrow

As at May 31, 2003, 131,250 shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without regulatory consent

d) Stock Options

As at May 31, 2003, the following stock options are outstanding:

Number of shares	Exercise Price	Expiry Date
130,000	$0.12	December 29, 2005
502,068	$0.13	March 6, 2008

e) Warrants

As at May 31, 2003 the following warrants are outstanding:

Number of shares	Exercise Price	Expiry Date
800,000	$0.16	April 15, 2005

5. RELATED PARTY TRANSACTIONS

a) During the period the Company paid management and administrative fees of $8,500 (2002 - $13,500) to the directors and a company belonging to a director.

b) During the period the Company accrued $1,200 (2002-$1,500) for accounting fees to a firm belonging to a director.

c) Accounts payable at May 31, 2003 included $2,889 (2002-$3,210) due to an accounting firm in which a director is a partner.

d) The amount due by or to related parties are unsecured non-interest bearing and have no specific terms for repayment.

BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of: ______ **Schedule A**

__X__ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER	Megastar Development Corp.
ISSUER'S ADDRESS	Box 865, #5 – 9110 Glover Road, Fort Langley, BC V1M 2S2
ISSUER'S TELEPHONE NUMBER	(604) 888-0786
CONTACT PERSON	Peter Haladin
CONTACT'S POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 888-0786
CONTACT EMAIL ADDRESS	p.haladin@shawcable.com WEBSITE ADDRESS N/A
FOR QUARTER ENDED	May 31, 2003
DATE OF REPORT	July 28, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Jerry A. Minni"	Jerry A. Minni	"03/07/28"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Peter Haladin"	Peter Haladin	"03/07/28"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)

SCHEDULE A: FINANCIAL INFORMATION

See consolidated financial statements attached

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

   Administrative Expenses
   - See consolidated financial statements attached

   Deferred Costs
   - See consolidated financial statements attached

2. Related party transactions:
   - See Note 5 to the consolidated financial statements attached

   - Summary of securities issued and options granted during the period:

   a) Summary of common shares issued:

Issue Date	Type of Issue	Quantity	Price	Net Proceeds	Consideration
April 22, 2003	Private placement	800,000	$0.12	$96,000	Cash
March 3, 2003	Exercise of options	100,000	$0.14	$14,000	Cash

   b) Summary of options granted during the period:

Date granted	Optionees	Quantity	Price	Expiry Date
March 6, 2003	James Reamsbottom	150,000	$0.13	March 6, 2008
March 6, 2003	Peter Haladin	352,068	$0.13	March 6, 2008

4. Summary of securities at the end of the reporting period:

   a) Authorized share capital
   - See Note 4 of the consolidated financial statements

   b) Number and recorded value for shares issued and outstanding
   - See Note 4 of the consolidated financial statements

   c) Summary of option, warrants and convertible securities outstanding:
   - See Note 4 of the consolidated financial statements

   d) Total number of shares in each class of shares subject to escrow or pooling agreements: 131,250 common shares

   - List of directors and officers

   Peter Haladin, President, Director and CEO
   James Reamsbottom, Director, Secretary and CFO
   Jerry A. Minni, Director

Schedule C: Management Discussion
- See attached

MEGASTAR DEVELOPMENT CORP.
QUARTERLY REPORT – FORM 51-901F
For the period ended May 31, 2003

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

The continued operations of the Company and the recoverability of the amounts shown for the mineral property and related deferred costs is dependent upon discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production.

Discussion of Operations and Financial Conditions

During the period under review the Company incurred only $161 on exploration expenditures.

Simkar Property

A lot of activity has been observed in "Val d'Or region" of Quebec with the rise in gold prices.

AUR Resources in particular has been actively exploring the area surrounding the Simkar Property.

The Company has spent over $800,000 on a drilling program 6 years ago.

The Company is waiting for an engineering report with recommendations.

Otish Mountain Claims

Some very encouraging results have been encountered by Ashton Resources in that region of several diamond bearing kimberlites.

The Company will be discussing with its engineers a plan of preliminary exploration.

The Company did not earn any income during the period while incurring expenses of $19,161 as compared to expenses of $23,933 during the comparative period.

For a detailed analysis of expenditures refer to the financial statements.

There were no legal proceedings against the Company during the period.

The Company has not entered into investor relations agreements yet, but has been in contact with a German Group for a possible investor relations representation in Europe.

The Company did not enter into any other material contracts during the period.

Subsequent Events

There were no significant subsequent events or transactions during the period under review.

Financings, Principal Purposes and Milestones

During the period, the Company received $65,000 cash and applied $31,000 due to related parties for the private placement 800,000 shares issued at $0.12 per share.

Liquidity and Solvency

The Company had a working capital deficiency of $7,124 at May 31, 2003.